1900 K Street, N.W. Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com ADAM T. TEUFEL adam.teufel@dechert.com +1 202 261 3464 Direct +1 202 261 3164 Fax

September 2, 2021

VIA EDGAR CORRESPONDENCE

Deborah O’Neal

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549-4644

Re:	Hartford Funds Exchange-Traded Trust (the “Registrant”) (SEC File Nos. 333-215165 and 811-23222)

Dear Ms. O’Neal:

We are writing in response to comments you provided telephonically to Alice Pellegrino, Lisa Zeises, Alexander Karampatsos and me on August 11, 2021 with respect to the Registrant’s Post-Effective Amendments No. 29 and No. 30, each filed on June 25, 2021, relating to Hartford Schroders Commodity Strategy ETF (“Commodity Strategy ETF”) and Hartford Sustainable Income ETF (“Sustainable Income ETF,” and together with the Commodity Strategy ETF, the “Funds”), respectively, new series of the Registrant. On behalf of the Registrant, we have reproduced your comments below and provided the Funds’ responses immediately thereafter. Capitalized terms have the meanings attributed to such terms in the Post-Effective Amendment.

Post-Effective Amendment No. 30 – Sustainable Income ETF

1.	Comment:	Please provide supplementally a completed Annual Fund Operating Expenses table and Expense Example for the Sustainable Income ETF.

	Response:	The completed Annual Fund Operating Expenses table and Expense Example for the Sustainable Income ETF are attached as Appendix I.
2.	Comment:	Please include a footnote to the Annual Fund Operating Expenses table that discloses that “Other Expenses” are estimated for the current year.

	Response:	The Registrant notes that the Sustainable Income ETF is subject to a unitary management fee arrangement whereby the Investment Manager provides or procures administrative services for shareholders and also bears the costs of various third-party services required by the Sustainable Income ETF, including audit, custodial, portfolio accounting, legal, transfer agency and printing costs. For this reason, the Registrant does not anticipate Other Expenses, and therefore respectfully declines to make any changes in response to this comment.

3.	Comment:	Please confirm that the Sustainable Income ETF will not invest more than 15% of its net assets in illiquid asset-backed securities.

	Response:	The Registrant confirms that the Sustainable Income ETF will not invest more than 15% of its net assets in illiquid asset-backed securities.

4.	Comment:	To the extent that the Sustainable Income ETF will take short positions, please confirm that dividend and interest expenses from such short positions will be included in the Sustainable Income ETF’s Annual Fund Operating Expenses table.

	Response:	The Registrant confirms that the Sustainable Income ETF does not expect to engage in short sale transactions that would generate dividend and interest expenses that would be required to be disclosed in the Sustainable Income ETF’s Annual Fund Operating Expenses table.
5.	Comment:	On page 10 of the prospectus, the disclosure states that “[i]n identifying ESG leaders and improvers, Wellington Management seeks issuers that are ESG leaders or improvers in applying sustainable business practices to their particular line of business.” Please expand upon this disclosure to address how Wellington Management assesses whether an issuer is an ESG leader or improver.

	Response:	The Registrant has revised the disclosure in response to this comment. The revised disclosure is provided below:
In identifying ESG leaders and improvers, Wellington Management seeks to identify issuers that it believes demonstrate prudent management of material ESG characteristics, or which are committed to improving their practices within a reasonable period of time. This assessment is based on Wellington Management’s proprietary research (both fundamental and quantitative), its engagement with such issuers, and third party data, if applicable. Examples of such ESG characteristics could include energy consumption and greenhouse gas emissions, supply-chain risk management, gender diversity, employee engagement, independent board leadership and CEO compensation.

6.	Comment:	Is The Hartford Strategic Income Fund (“Strategic Income Fund”) included in the Composite? If so, is it the only account in the Composite? Please also clarify the disclosure in response to these questions.

	Response:	The Registrant confirms that the Strategic Income Fund is included in the Composite and that it was the only account in the Composite as of December 31, 2020. Prior to that date, other accounts were included in the Composite from time to time. The Registrant has revised the disclosure in response to this comment. The Registrant revised the first paragraph under the heading “Prior Performance of Related Accounts” as follows:

The following tables present the past performance of a composite (the “Composite”) and The Hartford Strategic Income Fund (the “Strategic Income Fund”), a series of The Hartford Mutual Funds, Inc. The Composite consists of all fee paying accounts under discretionary management by Wellington Management in Wellington Management’s multi sector income bond investment strategy that have investment objectives, policies and strategies substantially similar to those of the Fund. Wellington Management also serves as the sub-adviser to the Strategic Income Fund, which has investment objectives, policies and strategies substantially similar to those of the Fund. As of December 31, 2020, the Composite only has one account, which is the Strategic Income Fund. Prior to that date, other accounts were included in the Composite from time to time. As of December 31, 2020, the Composite and the Strategic Income Fund did not have a sustainability focus similar to the Fund. As a result, the performance of the Composite and the Strategic Income Fund may be lower or higher if it had a sustainability focus. The net performance of the Strategic Income Fund reflects the total annual fund operating expenses of Class F of the Strategic Income Fund as reflected in its prospectus dated March 1, 2021. To calculate the performance of the Composite (Net of Class F expenses of the Strategic Income Fund), the total annual fund operating expenses of Class F of the Strategic Income Fund, as reflected in its prospectus dated March 1, 2021, were used. The gross Composite performance has been prepared in compliance with the Global Investment Performance Standards (GIPS®). The GIPS method for computing historical performance differs from the SEC’s method. Returns reflect all income, gains and losses and reinvestment of any dividends or capital gains without provision for federal or state income tax. Because the gross performance data of the Composite shown in the tables does not reflect the deduction of investment advisory fees paid by accounts that make up the Composite and certain other expenses that would be applicable to exchange-traded funds, the net performance data may be more relevant to potential investors in the Fund in their analysis of the historical experience of Wellington Management in managing all multi sector income bond portfolios, with investment objectives, policies and strategies substantially similar to those of the Fund.

7.	Comment:	In the “Prior Performance of Related Accounts” section of the prospectus, please revise the disclosure to indicate that the Strategic Income Fund’s investment objectives, policies and strategies are substantially similar to those of the Sustainable Income ETF if accurate.

	Response:	The Registrant has revised the disclosure in response to this comment. The revised disclosure is provided above in response to comment 6.
8.	Comment:	The “Prior Performance of Related Accounts” section of the prospectus discloses that “[a]s of December 31, 2020, none of the accounts included in the Composite, including the Strategic Income Fund, had a sustainability focus similar to the Fund.” Please supplementally explain how this complies with the requirement in Nicholas-Applegate Mutual Funds, SEC No-Action Letter (publicly available August 6, 1996) that the accounts included in the Composite have investment objectives, policies and strategies substantially similar to those of the Sustainable Income ETF.

	Response:	The Registrant notes that the Sustainable Income ETF’s sub-adviser, Wellington Management Company LLP (“Wellington Management”), has represented to the Registrant that the investment objectives, policies and strategies that will be utilized by the Sustainable Income ETF are substantially similar to those of the Composite and the Strategic Income Fund. Wellington Management has also confirmed that the Sustainable Income ETF will be managed by the same portfolio management team as that of the Strategic Income Fund and are expected to have substantially similar sector allocation/rotation, risk profile and duration, which are expected to be the key drivers of return for both the Sustainable Income ETF and the Strategic Income Fund. In addition, both the Sustainable Income ETF and the Strategic Income Fund are expected to have substantially similar return and volatility targets and average credit quality.

Although the Sustainable Income ETF’s investment objective and strategies have an enhanced focus on sustainability criteria, the Strategic Income Fund has access to proprietary environmental, social and/or governance research to help evaluate a company’s (or issuer’s) risk and return potential as part of its research process as well as engages with management of certain companies (or issuers) regarding corporate governance practices as well as what it deems to be materially important environmental and/or social issues facing a company (or issuer). The Registrant notes that the “Additional Information Regarding Investment Strategies and Risks – Strategic Income Fund” section of the Strategic Income Fund’s prospectus discloses the following:

When evaluating investments for the Fund, Wellington Management has access to proprietary environmental, social and/or governance (“ESG”) research to help evaluate a company’s (or issuer’s) risk and return potential. Wellington Management believes financially material ESG factors can impact the performance of the companies (or issuers) in which it invests. Wellington Management has discretion to determine the level at which financially material ESG factors are imbedded into its overall fundamental analysis. Wellington Management also engages with management of certain companies (or issuers) regarding corporate governance practices as well as what it deems to be materially important environmental and/or social issues facing a company (or issuer).

The fact that the Sustainable Income ETF has an enhanced sustainability focus; however, does not alter the conclusion that the investment policies and strategies of the Strategic Income Fund are substantially similar to those of the Sustainable Income ETF.

9.	Comment:	In the “Prior Performance of Related Accounts” section of the prospectus, is the net Composite performance net of the Sustainable Income ETF’s expected expenses or the Strategic Income Fund’s expenses?

	Response:	The net Composite performance is net of expenses of the Strategic Income Fund’s Class F shares. The expenses of the Strategic Income Fund’s Class F shares are higher than the expected expenses of the Sustainable Income ETF.
10.	Comment:	Are the Strategic Income Fund’s Class F shares subject to a sales load? If so, please reflect the sales load in the Composite performance table.

	Response:	The Strategic Income Fund’s Class F shares are not subject to a sales load.
11.	Comment:	With respect to the prior performance included in the prospectus, please confirm supplementally that the Fund’s investment adviser or sub-adviser has the records necessary to support the calculation of the performance of the Composite and the Strategic Income Fund included in the prospectus as required by Rule 204-2(a)(16) under the Investment Advisers Act of 1940.

	Response:	The Registrant confirms that the Sustainable Income ETF’s investment manager, Hartford Funds Management Company, LLC, has the records to support the calculation of performance of the Strategic Income Fund and the Sustainable Income ETF’s sub-adviser has the necessary records to support the calculation of the performance of the Composite.

Post-Effective Amendment No. 29 – Commodity Strategy ETF

12.	Comment:	Please provide supplementally a completed Annual Fund Operating Expenses table and Expense Example for the Commodity Strategy ETF.

	Response:	The completed Annual Fund Operating Expenses table and Expense Example for the Commodity Strategy ETF are attached as Appendix II.
13.	Comment:	Disclose that the Commodity Strategy ETF complies with the provisions of the Investment Company Act governing investment policies (Section 8) and capital structure and leverage (Section 18) on an aggregate basis with the CFC.

	Response:	The Commodity Strategy ETF complies with (i) its Section 8 investment policies; and (ii) the applicable requirements of Section 18, on an aggregate basis (i.e. testing is conducted to ensure compliance is maintained as if the Subsidiary’s holdings were consolidated with the direct holdings of the Commodity Strategy ETF). In addition, the Subsidiary will be subject to the same fundamental and non-fundamental investment restrictions as its Commodity Strategy ETF, the same practices with regard to pricing and valuation that apply to the Commodity Strategy ETF apply to the Subsidiary, and the consolidated financial statements of the Commodity Strategy ETF and Subsidiary are audited by the Commodity Strategy ETF’s independent registered public accounting firm. Notwithstanding the foregoing, the Registrant notes that the Subsidiary is not a registered investment company under the 1940 Act, and therefore the Subsidiary is not required to comply with the requirements of the 1940 Act applicable to registered investment companies. However, the Registrant is acutely aware of the requirements of Section 48(a) of the 1940 Act, which prohibits the Commodity Strategy ETF from doing indirectly “through or by means of any other person” (i.e. the Subsidiary) what it is prohibited from doing directly. As such, no Subsidiary will engage in any activity prohibited by the 1940 Act that would cause the Commodity Strategy ETF to violate Section 48(a).[1]

[1]	For example, if the Fund were to cause its Subsidiary to engage in investment activities prohibited by the Fund’s fundamental investment restrictions without first obtaining shareholder approval, the Fund would be in violation of Sections 8 and 13, by virtue of the application of Section 48(a).

14.	Comment:	Disclose that each investment adviser to the CFC complies with provisions of the Investment Company Act relating to investment advisory contracts (Section 15) as an investment adviser to the fund under Section 2(a)(20) of the Investment Company Act. The investment advisory agreement between the CFC and its investment adviser is a material contract that should be included as an exhibit to the registration statement. If the same person is the adviser to both the Commodity Strategy ETF and the CFC, then, for purposes of complying with Section 15(c), the reviews of the Commodity Strategy ETF’s and the CFC’s investment advisory agreements may be combined.

	Response:	In connection with its approval of the Commodity Strategy ETF’s advisory contract pursuant to Section 15 of the 1940 Act, the Registrant’s Board of Trustees is provided information regarding the activities of the Commodity Strategy ETF’s Subsidiary, the related nature and quality of the services provided with respect to the Subsidiary, and the lack of pass-through fees to the Commodity Strategy ETF’s investors on account of the applicable fee waiver agreement. However, the Registrant’s Board of Trustees does not approve the Subsidiary’s advisory contract pursuant to Section 15 as the Subsidiary is not a registered investment company under the 1940 Act and therefore is not subject to the requirements of Section 15 thereof.
The Registrant respectfully notes that Form N-1A, Item 28(d), which relates to the filing of investment advisory contracts as exhibits to a registration statement, requires the filing of investment advisory contracts relating to the management of the Commodity Strategy ETF’s assets, not a Subsidiary’s assets. The Commodity Strategy ETF’s Subsidiary is a separate pooled investment vehicle and a distinct legal entity separately managed by HFMC apart from its Commodity Strategy ETF. This structure is intended to comply with applicable IRS conditions that allow for income from the Subsidiary to be recognized as qualifying income. Accordingly, the Registrant continues to believe that the decision to consolidate is appropriate under GAAP. Notwithstanding this consolidation, as noted above, the Subsidiary remains a separate legal entity with assets that are distinct from the Commodity Strategy ETF’s assets.

Furthermore, the Registrant does not believe the Subsidiary’s investment advisory contract, nor any other Subsidiary-level service provider contract, falls within the meaning of “Other Material Contracts” set forth in Form N-1A, Item 28(h), particularly in light of the contractual fee waiver (discussed in more detail below) wherein Commodity Strategy ETF’s investors do not bear the fees paid to HFMC under the Subsidiary’s investment advisory contract. Accordingly, the Registrant has not included the Subsidiary’s investment advisory contract as an exhibit to the Registrant’s registration statement.

15.	Comment:	Disclose that the CFC complies with provisions relating to affiliated transactions and custody (Section 17). Identify the custodian of the CFC.

	Response:	The Registrant respectfully submits that the Subsidiary is not a registered investment company under the 1940 Act, and therefore is not required to comply with the requirements of the 1940 Act applicable to registered investment companies, including Section 17. However, the Registrant applies the provisions relating to affiliated transactions and custody set forth in Section 17 of the 1940 Act and/or the rules thereunder to the Subsidiary. The Subsidiary has the same custodian as the Commodity Strategy ETF, State Street Bank and Trust Company. However, the Registrant respectfully submits that disclosure to this effect is not necessary.
16.	Comment:	Disclose: (a) whether the Commodity Strategy ETF has received a private letter ruling from the Internal Revenue Service stating that undistributed income derived from the CFC is qualifying income, and (b) if the Commodity Strategy ETF has not received a private letter ruling, its basis for determining that such undistributed income is qualifying income, such as an opinion of counsel.

	Response:	The Registrant notes that the IRS is no longer issuing private letter rulings related to these structures, but the Commodity Strategy ETF has received an opinion of counsel. The Registrant has revised the disclosure in response to this comment.

17.	Comment:	Disclose any of the CFC’s principal investment strategies or principal risks that constitute principal investment strategies or risks of the Commodity Strategy ETF. The principal investment strategies and principal risk disclosures of a fund that invests in a CFC should reflect aggregate operations of the fund and the CFC.

	Response:	The Registrant believes that the current disclosure in “Fund Summary—Principal Investment Strategy” complies with the requirements of Form N-1A and is otherwise appropriate consistent with this comment. The “Summary Section—Principal Investment Strategy” states that

The Commodity Strategy ETF’s investment in the Subsidiary is intended to provide the Commodity Strategy ETF with exposure to commodity markets within the limits of current federal income tax laws applicable to investment companies such as the Commodity Strategy ETF, which limit the ability of investment companies to invest directly in Commodities Instruments. The Subsidiary has the same investment objective as the Commodity Strategy ETF, but unlike the Commodity Strategy ETF, it may invest without limitation in Commodities Instruments. Except as otherwise noted, for purposes of this Prospectus, references to the Commodity Strategy ETF’s investments include the Commodity Strategy ETF’s indirect investments through the Subsidiary.

The Subsidiary’s holdings in Commodities Instruments will consist, in part, of futures contracts, which are contractual agreements to buy or sell a particular commodity or financial instrument at a pre-determined price in the future. The Subsidiary may also invest in commodity-linked instruments, which include: (1) ETFs that provide exposure to commodities; and (2) pooled investment vehicles that invest primarily in commodities and commodity-related instruments. The Subsidiary will also invest short-term fixed income investments and cash and cash equivalents as necessary to serve to as margin or collateral for its holdings in Commodities Instruments.

In addition, the Commodity Strategy ETF’s risk disclosure appropriately addresses the risks related to its investment in the Subsidiary and the Commodity Strategy ETF’s indirect exposure to the Subsidiary’s investments

18.	Comment:	Confirm in correspondence that the financial statements of the CFC will be consolidated with those of the Commodity Strategy ETF.

	Response:	The Registrant so confirms.
19.	Comment:	Confirm in correspondence that: (a) the CFC’s management fee (including any performance fee) will be included in “Management Fees” and the CFC’s expenses will be included in “Other Expenses” in the Commodity Strategy ETF’s prospectus fee table; (b) the CFC and its board of directors will agree to designate an agent for service of process in the United States; and (c) the CFC and its board of directors will agree to inspection by the staff of the CFC’s books and records, which will be maintained in accordance with Section 31 of the Investment Company Act and the rules thereunder.

	Response:	The fee table (as shown on Appendix II) reflects the fees and expenses of the Commodity Strategy ETF’s investment in the Subsidiary under “Expenses of the Subsidiary.”
The Subsidiary and its board of directors will designate an agent for service of process in the United States. In addition, Commodity Strategy ETF’s management has confirmed that the Subsidiary’s books and records are maintained in accordance with Section 31 of the 1940 Act and the rules thereunder and will be accessible to the Staff to the same extent as the books and records of the Commodity Strategy ETF.

20.	Comment:	On page 5 of the prospectus, please consider revising the “Futures and Options Risk” disclosure to disclose risks relating to commodity exchanges imposing daily limits on fluctuations in certain futures contract prices.

	Response:	The Registrant has revised the disclosure in response to this comment.
21.	Comment:	Please consider adding leverage risk as a principal risk of the Commodity Strategy ETF.

	Response:	The Registrant has revised the disclosure in response to this comment.
22.	Comment:	The Commodity Strategy ETF’s principal investment strategy references “energy, agriculture and metals sectors.” Please consider revising the “Sector Risk” disclosure to address risks relating to the energy, agriculture and metals sectors.

	Response:	The Registrant has revised the disclosure in response to this comment.
23.	Comment:	With respect to the prior performance included in the prospectus, please confirm supplementally that the Commodity Strategy ETF’s investment adviser or sub-adviser has the records necessary to support the calculation of the performance of the Composite included in the prospectus as required by Rule 204-2(a)(16) under the Investment Advisers Act of 1940.

	Response:	The Registrant confirms that the Commodity Strategy ETF’s sub-adviser has the records necessary to support the calculation of the performance of the Composite.
24.	Comment:	In the “Prior Performance of Related Accounts” section of the prospectus, is the net Composite performance net of the account with the highest expenses in the Composite? Please also review this section and confirm that it clearly discloses that the composite consists of account(s) with investment objectives, policies and strategies that are substantially similar to the Commodity Strategy ETF, or revise accordingly.

	Response:	The net Composite performance is net of the expenses of the account with the highest expenses in the Composite.

Should you have any questions, please feel free to contact me at (202) 261-3464.

Sincerely,

/s/ Adam T. Teufel

Adam T. Teufel

cc:	Alice A. Pellegrino

Lisa D. Zeises

John V. O’Hanlon

Appendix I

Appendix II